BART AND ASSOCIATES, LLC

Attorneys at Law

_____________________________________________________________

November 26, 2013

Via SEC Edgar Submission

Mitchell Austin, Law Clerk

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

Washington, D.C. 20549

RE:    AppYea, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 5, 2013

File No. 333-190999

Dear Mr. Shuman:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

Risk Factors

Risks Associated with Our Company

“There are no substantial barriers to entry into the industry…” page 6

Comment 1: Please present the information regarding the lack of licenses to use third-party intellectual property in a separately captioned risk factor. The caption of the new paragraph should concisely alert investors to your lack of licenses to intellectual property used in the course of your business as well as the risk that results from your continuing lack of such licenses. Describe the potential effects on your company if you are unable to obtain the necessary licenses. On page 19, please more specifically describe your efforts to obtain the necessary licenses and emphasize that you may be unsuccessful in efforts to obtain the licenses.

Answer to Comment 1: The additional risk factor related to the lack of intellectual property licenses has been added directly below the risk factor listed in Comment 1, and additional language has been added to the “Patents and Trademarks” paragraph on page 19.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 26, 2013

Part II

Item 14. Indemnification of Directors and Officers, page 54

Comment 2: Concisely discuss the scope of the authority to indemnify permitted by South Dakota law. Summarize the authority to provide indemnification authorized by Sections 47-1A-202.1(5), 47-1A-856 and any other applicable sections of the South Dakota Business Corporation Act, and discuss the extent to which implemented. Additionally, it appears that Section 6.1 of your bylaws contains more expansive indemnification provisions than Article VI of your articles of incorporation as it covers both directors and officers. Please state the general effect of Section 6.1 and summarize when indemnification of directors and officers is mandatory as well as when it is permissive.

Answer to Comment 2: The scope of authority as described in the applicable South Dakota laws has been added to the disclosure. In addition, a revised summary of authority has been provided, Section 6.1 of the Bylaws has been discussed in greater detail, and the mandatory and permissive language has been clarified in the revised disclosure.

Exhibit 23.1

Comment 3: Please revise the review report date referenced in the consent to correspond with the report included in the filing, which is dated November 12, 2013, and reference each of the financial statements covered by the report including the balance sheet as of September 30, 2013.

Answer to Comment 3: The revised review report has been included as Exhibit 23.1 to the revised Registration Statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for AppYea, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com